

October 3, 2013

<u>Via E-mail</u>
Jolanta Gajdzis
President
Dinamo Corp.
35 Frensham Walk, Farnham Common, Slough
Buckinghamshire SL2 3QF, UK

      **Re:**    **Dinamo Corp.**
              **Amendment No. 2 to Registration Statement on Form S-1**
              **Filed October 1, 2013**
              **File No. 333-189550**

Dear Ms. Gajdzis:

We have reviewed your amended registration statement and have the following comment.

<u>Financial Statements, page 34</u>

<u>Note 4 – Loan from Director, page F-8</u>

1.  We note your response to prior comment nine, from our letter dated September 23, 2013. However, your disclosure still states that the balance due to the director was $2,700 as of <u>April 30, 2013</u>, although your balance sheet indicates that the loan from director was $500 as of April 30, 2013. Please revise your registration statement as appropriate.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Dale Welcome, Staff Accountant, at (202) 551-3865 or John Cash, Accounting Branch Chief, at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Kamyar Daneshvar, Staff Attorney, at (202) 551-3787 or Craig Slivka, Special Counsel, at (202) 551-3729 with any other questions.

Sincerely,

/s/ Craig Slivka, for

Pamela Long
Assistant Director

cc: Thomas E. Puzzo (*via e-mail*)
Law Offices of Thomas E. Puzzo, PLLC